UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Jameson Stanford Resources Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

470463100

(CUSIP Number)

J. Michael Christiansen

848 N. Rainbow Blvd #1312

Las Vegas, NV 89107

(310) 542-4643

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
J. Michael Christiansen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power
Shares		2,250,000
Beneficially	8.	Shared Voting Power
Owned by		0
Each	9.	Sole Dispositive Power
Reporting		2,250,000
Person	10.	Shared Dispositive Power
With		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,250,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)
7.2%

14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value (“Common Stock”), of Jameson Stanford Resources Corp, a Nevada corporation (the “Company”). The address of the Company’s principal executive offices is 10785 West Twain Avenue, Suite 200, Las Vegas, Nevada.

Item 2. Identity and Background.

(a)	J. Michael Christiansen

(b)	Business Address: 848 N. Rainbow Blvd #1312, Las Vegas, Nevada

(c)	Former Executive Vice President and CFO of Jameson Stanford Resources Corporation

(d)	Criminal Proceedings: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration.

On October 29, 2012, Jameson Stanford Resources Corporation (the “Company”), closed on an acquisition and merger whereby the Company’s wholly-owned subsidiary, JSR Sub Co, a Nevada corporation, merged with and into Bolcán Mining Corporation, a Nevada corporation (“Bolcan”), making Bolcan a wholly-owned subsidiary of the Company (the “Merger”). Prior to the Merger, J. Michael Christiansen was a shareholder of Bolcan, having purchased 90,000 shares of common stock of Bolcan pursuant to a Common Stock Purchase Agreement dated May 11, 2012. Pursuant to the Merger Agreement, the Company was required to issue 2,250,000 shares of Rule 144 restricted common stock to Mr. Christiansen in exchange for 90,000 shares of Bolcan’s outstanding capital stock. As of the date of this filing, the Company has failed to deliver certificates representing such shares to Mr. Christiansen.

Item 4. Purpose of Transaction.

The purpose of the transaction was to consummate a Merger whereby Bolcan became a wholly-owned subsidiary of the Company.

Mr. Christiansen does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)   Mr. Christiansen is deemed the beneficial owner of 2,250,000 shares of Common Stock of the Company representing 7.2% of the Common Stock of the Company outstanding as of October 29, 2012 and as of the date of this filing. This number includes: (i) 2,250,000 shares of Common Stock currently owned by Mr. Christiansen individually and directly and (ii) no currently exercisable options.

(b)   Mr. Christiansen has sole voting power over 2,250,000 shares of the Common Stock and shared voting power over 0 shares of the Common Stock. He has sole dispositive power over 2,250,000 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock.

(c)   Mr. Christiansen has not effected any transactions in the Common Stock during the past 60 days.

(d)   No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Christiansen.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference.

Mr. Christiansen holds no options to purchase shares of Common Stock and the Company does not have a stock option or incentive plan. Other than as set forth herein, Mr. Christiansen has no interest in any securities of the Company. There is no agreement to issue Mr. Christiansen additional securities of the Company.

Item 7. Material to be Filed as Exhibits.

1.	Common Stock Purchase Agreement dated May 11, 2012
2.	Stock Cancellation Agreement dated May 11, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2013

By:	/s/ J. MICHAEL CHRISTIANSEN
Name/Title: J. Michael Christiansen